Exhibit 1K-6.9

AMENDMENT AGREEMENT

This AMENDMENT No. 1 to that certain Shareholder Promissory Note (“Amendment 1”) is effective as of May 11, 2026 (“Effective Date”) by and between FirstVitals Inc, a Delaware corporation (the “Company”) and Ernest G. Lee (the “Holder”).

WHEREAS, the parties have entered into that certain Shareholder Promissory Note, dated July 31, 2025 in the original principal amount of $50,000 (“Agreement”);

WHEREAS, the parties have entered into that certain Interest Waiver Agreement dated May 10, 2026, under which the Holder has waived his right to interest accrued and accruing during the Waiver Period (as defined therein) on the promissory notes referenced therein (the “Waiver”); and

WHEREAS, the parties agree that the Agreement is hereby amended subject to the terms and conditions of this Amendment 1.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE 1.       DEFINITIONS

All capitalized terms not otherwise defined herein have the respective meanings set forth in the Agreement, as the context may require.

ARTICLE 2.      AMENDMENT

2.1	The recital paragraph and Section 2 (“Interest”) of the Agreement is each deleted in its entirety and hereby replaced by the following:

FOR VALUE RECEIVED, FirstVitals Inc., a Delaware corporation (the “Company”), hereby promises to pay to Ernest G. Lee (the “Holder”), the principal sum of fifty thousand dollars ($50,000.00), together with interest on the unpaid principal balance at the rate of zero percent (0%) per annum.

2.	Interest. Interest on the outstanding principal balance of this Note shall accrue at the rate of zero percent (0%) per annum.

ARTICLE 3.       EFFECT

The Agreement is amended as provided herein as of the date first written above. All other items and provisions of the Agreement shall be unaffected by this Amendment 1.

ARTICLE 4.       GOVERNING LAW

This Amendment 1 shall be governed by and construed and interpreted in accordance with the laws of California without regard to principles of conflict of law.

ARTICLE 5.       COUNTERPARTS

This Amendment 1 may be executed in one or more counterparts by the parties hereto, each of which shall be an original and all of which together shall constitute a single agreement. Copies of fully executed counterparts of this Amendment 1 shall be binding on the parties in the same manner as original counterparts.

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ARTICLE 6.       ENTIRE AGREEMENT

This Amendment 1, together with the Agreement as amended hereby and the Waiver, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, representations, warranties, and understandings of the parties with respect thereto. To the extent of any conflict between this Amendment 1 and the Waiver, (a) the Waiver shall control with respect to the Waived Interest and the Waiver Period as defined in and applicable to the promissory notes referenced in the Waiver, and (b) this Amendment 1 shall control with respect to the interest rate applicable to the Agreement on and after the Effective Date of this Amendment 1. No amendment, modification, or waiver of any provision of this Amendment 1 shall be valid unless made in writing and signed by both parties.

IN WITNESS WHEREOF, the parties hereto have authorized this Amendment 1 to be executed by their respective authorized signatories.

FirstVitals Inc		Ernest G. Lee

By:	/s/ Myron Karasik	By:	/s/ Ernest G. Lee
Name: Myron Karasik		Name: Ernest G. Lee
Title: Chair Audit Committee, Board of Directors		Title: Individually, as the “Holder”

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